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13013926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Monroe Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 Forest Avenue
(No. and Street)

Locust Valley (City) New York (State) 11560 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salvatore Albanese & Company, LLC
(Name – *if individual, state last, first, middle name*)

65 East John Street (Address), Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Monroe M. Diefendorf, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Monroe Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEMETRI DOUMAS
Notary Public - State of New York
NO. 01DO6198878
Qualified in Nassau County
My Commission Expires 1/5/17

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING MONROE SECURITIES, LLC
ANNUAL REPORT
DECEMBER 31, 2012

TABLE OF CONTENTS

SUPPLEMENTAL REPORTS

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Sterling Monroe Securities, LLC
Locust Valley, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Sterling Monroe Securities, LLC as of December 31, 2012, and the related statements of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Monroe Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows, for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental reports is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Salvatore Albanese CPA
Salvatore Albanese & Co., LLC

New York, New York
February 14, 2013

2 Penn Plaza, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
www.salalbanese.com

STERLING MONROE SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Current Asset				
Cash and Cash Equivalents	$	20,573		
Prepaid Expenses		38,224		
Deposit at Clearing Broker (Note 3)		15,000		
Income Receivable		29,738		
Other Receivables		1,287		
Total Current Asset			$	104,822
Other Asset				
Computer Software - net		8,390		
Total Other Asset				8,390
TOTAL ASSETS			$	113,212

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities				
Accounts Payable	$	18,421		
Accrued Expenses		12,197		
Total Current Liabilities			$	30,618
Members' Equity				82,594
TOTAL LIABILITIES & MEMBERS' EQUITY			$	113,212

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

STERLING MONROE SECURITIES, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Income		
Commission Income	$ 625,689	
Total Income		**$ 625,689**
Operating Expenses		
Commissions	352,680	
Bad Debt Expense	6,852	
Management Fees	108,000	
Computer Software and Repairs	60,982	
Professional Fees	36,616	
Regulatory, Licensing & Registration	26,018	
General & Administrative Expenses	6,274	
Rent	12,000	
Professional Development	8,520	
Insurance	23,718	
NY State Filing Fees	493	
Total Operating Expenses		**642,153**
Net Loss		**(16,464)**
Members' Equity at the Beginning of the Year		99,058
Equity Contributions		-
Equity Distributions		-
Members' Equity at the End of the Year		**$ 82,594**

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

STERLING MONROE SECURITIES, LLC
STATEMENT OF CHANGES OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Total		**The Diefendorf Family 2011 Dynasty Trust**	
	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.00	$ 99,058	20.00	$ 99,058
Contributions		-		-
Net Loss		(16,464)		(16,052)
End of Year	20.00	$ 82,594	20.00	$ 83,006

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

STERLING MONROE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss from operations		**$ (16,464)**
Adjustments to Reconcile Net Loss Provided by Operating Activities:		
Decrease (Increase) in Operating Assets		
Prepaid Assets	(12,577)	
Fixed Assets	(8,390)	
Other Receivable	(758)	
Income Receivable	(8,081)	
Increase (Decrease) in Operating Liabilities		
Accrued Expenses	1,108	
Account Payable	5,719	
Net Cash Used by Operating Activities		**(22,979)**
Net Increase (Decrease) in Cash		**(39,443)**
Cash and Cash Equivalents at the Beginning of the Year		60,017
Cash and Cash Equivalents at the End of the Year		$ 20,574

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

STERLING MONROE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Sterling Monroe Securities, LLC, hereinafter referred to as "the Company" was formed on May 1, 2002. The Company is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes thereto are the representation of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency transactions, on behalf of its customers.

Securities Transactions

Commission income and related execution and clearing charges are recorded on a trade-date basis as securities transactions occur.

As of December 31, 2012, all income receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Income Taxes

The Company has elected to be treated as a Limited Liability Company for Federal and New York State tax purposes. Under this election, the company's taxable income or loss is reported by its members. Therefore, no provision for Federal or New York State tax is required.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - CLEARING BROKER ACCOUNT

The Company has a $15,000 deposit with its clearing broker. As of December 31, 2012, there were commissions receivables from the clearing broker in the amount of $8,625.

NOTE 4 - RELATED PARTIES

Effective July 1, 2004, the Company entered into a Management Agreement with a related company, Diefendorf Management Services, LLC (DMS). The purpose of the Management Agreement is to allow the company to pay its share of allocable expenses to DMS. The agreement provides for fixed amount to be paid to DMS. Effective January 1, 2012 the Company revised its agreement to a new fixed amount of $9,000 per month. During 2012 the company paid $108,000 to DMS.

In addition, as of October 1, 2008, the Company is obligated to a $3,000 per month software cost to be paid to DMS. The total amount paid to DMS for these costs during 2012 was $ 36,000.

The Company paid $ 170,015 of commissions to its principal member during 2012.

The office space located at 168 Forest Avenue, Locust Valley, New York, is leased from a related party. See Note 5 for details of this rental arrangement.

NOTE 5 - COMMITMENTS

The Company is obligated under a lease for office space located at 168 Forest Avenue, Locust Valley, New York through December 31, 2012. Annual rent expense is $12,000 per annum.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule, which is liquidity, requires a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness.

Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2012, the aggregate indebtedness and net capital of the Company were $30,618 and $34,694, respectively. The required minimum net capital for this same date is the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", resulting in excess net capital of $ 29,694.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

During 2012, the three largest companies from which the Sterling Monroe Securities, LLC earned commission income, accounted for 34%, 18% and 14% of total commissions earned for the year. Due to the nature of the business and the Company's ability to earn similar commissions from many sources, the Company does not feel that such concentration can have a material effect on its ability to earn commissions from other sources.

At December 31, 2012, the financial instruments that potentially expose the Company to concentrations of credit risk consist principally of funds held by its Bank. During 2012, the Company maintained cash balances on deposit with the financial institution which, from time to time, exceeded the Federal Depository Insurance Corporation limit and subjected the Company to concentration of credit risk. The Company believes that it is not exposed to any significant credit risk on such deposits.

NOTE 8 - CHANGE OF OWNERSHIP

On December 12, 2012 ownership was transferred from Monroe Diefendorf and Christine Diefendorf, they gifted their 19.5 and .5 shares, respectively, into the Diefendorf Family 2011 Dynasty Trust.

STERLING MONROE SECURITIES, LLC
FINANCIAL STATEMENT SUPPLEMENTAL REPORTS
DECEMBER 31, 2012

TABLE OF CONTENTS

STERLING MONROE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 - SCHEDULE - I
DECEMBER 31, 2012

CREDITS		
Members' Equity		$ 82,595
DEBITS		
Other Receivables	$ 1,287	
Prepaid Expenses	38,224	
Fixed Assets	8,390	
Total Debits		47,901
Net Capital		**34,694**
Minimum Net Capital Requirement - Greater of $5,000 or 6 2/3% of aggregate indebtedness of $30,618		5,000
Excess Net Capital		**$ 29,694**
Ratio of aggregate indebtedness to net capital		0.88 to 1
Schedule of Aggregate Indebtedness		
Accrued Expenses		12,197
Accounts Payable		18,421
		30,618

Reconciliation of with Company's Computation:
(Included in Part IIA of Form X-17A-5 as of December 31, 2012

Net Capital as reported in Company's Part IIA (Unaudited) Focus report	$ 34,694
Net audit adjustment	-
Net Capital per above	**$ 34,694**

STERLING MONROE SECURITIES, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE - II
DECEMBER 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption K(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

Pursuant to Paragraph (d)(4) of Rule 17a-5, there are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Sterling Monroe Securities, LLC
Locust Valley, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Monroe Securities, LLC (the Company), for the year ended December 31, 2012, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2 Penn Plaza, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553

65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895

www.salalbanese.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Salvatore Albanese CPA
Salvatore Albanese & Co., LLC
New York, New York
February 14, 2013

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Sterling Monroe Securities, LLC
168 Forest Ave
Locust Valley, NY 11560

February 17, 2012

Securities Investor Protection Corporation Report:

We have audited the General Assessment Reconciliation (SIPC-7) for the year ended December 31, 2012 of Sterling Monroe Securities, LLC. The assessment was determined fairly in accordance with the applicable instructions.

Respectfully submitted,

Salvatore Albanese & Co. LLC

2 Penn Plaza, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
www.salalbanese.com